Logistic Properties of the Americas Announces Filing of Its Form 20-F for Fiscal Year 2024

San Jose, Costa Rican – May 6, 2025 – Logistic Properties of the Americas (NYSE American: LPA) (“LPA” or the “Company”), announced that its Annual Report on Form 20-F for the fiscal year ended December 31, 2024 as amended by Amendment No. 1 thereto (the "Annual Report") had been filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2025.

The Annual Report can be accessed by visiting either the SEC’s website at www.sec.gov or the “SEC Filings” section of the Company’s Investor Relations website at https://ir.lpamericas.com.

The Company will provide a hard copy of the Annual Report containing audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to the Company's Investor Relations Department at ir@lpamericas.com.

About Logistic Properties of America
Logistic Properties of the Americas is a leading developer, owner, and manager of institutional quality industrial and logistics real estate in high-growth and high-barrier-to-entry markets in Central and South America. LPA’s customers are multinational and regional e-commerce retailers, third-party logistic operators, business-to-business distributors, and retail distribution companies, among others. For more information visit https://ir.lpamericas.com.

Contacts

Investor Relations

Camilo Ulloa
Logistic Properties of the Americas
+506 6293 9083
ir@lpamericas.com

Barbara Cano / Ivan Peill
InspIR Group
barbara@inspirgroup.com / ivan@inspirgroup.com